Exhibit 99.1

NORTEK REPORTS 1ST-QUARTER RESULTS

NET SALES INCREASE 13%

PROVIDENCE, RI, May 12, 2011-**Nortek, Inc.** ("**Nortek**") (OTC QB: NTKS), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products, today announced first-quarter financial results. **Nortek** reported a 13-percent increase in first-quarter sales as operating earnings declined by $2.3 million driven by continued challenging market conditions.

In the first three months of 2011, U.S. housing starts decreased by 10% compared to the prior year and new home sales decreased by 18% over the same period. Existing home sales fell by 2% while spending on residential improvements fell nearly 10%. On the commercial construction side, the non-residential market declined by 12.5% in the first quarter compared to the same period last year. The markets for digital display mounting and mobility products remain steady.

Subsequent to the quarter, **Nortek** completed two strategic actions: a major refinancing, which greatly improves its capital structure, and an acquisition in the Technology Products segment.

Key financial highlights for the first quarter of 2011 included:

- Net sales of $489 million, an increase of 13 percent from the $431 million recorded in the first quarter of 2010. Acquisitions made during 2010 contributed approximately $51.1 million to the increase in net sales.

- Operating earnings of $1.9 million compared to $4.2 million in the first quarter of 2010.

- Depreciation and amortization expense of $29.5 million compared to $30.7 million in last year's first quarter.

As of April 2, 2011, **Nortek** had approximately $38 million in unrestricted cash, cash equivalents and marketable securities and had $92 million of borrowings outstanding under its $300-million asset-based revolving credit facility.

Richard L. Bready, Chairman and Chief Executive Officer, said, "Our businesses performed well given challenging market conditions and rising commodity prices, which have put pressure on both net sales and operating earnings during our historically weakest quarter. In addition, demand and production in our Residential HVAC segment were adversely impacted by a surge of orders that we received in the fourth quarter of last year. **Nortek** continues to focus on cost reduction and working capital improvement to maintain and improve margins and cash flow."

Mr. Bready added, "Excluding the impact of acquisitions, **Nortek's** first-quarter sales increased slightly in an environment where we saw declines in both residential and commercial construction activity. Residential activity in the first quarter of last year benefitted from homebuyer tax incentives. While commercial construction activity was weak in the first quarter, we are pleased by our bookings during the quarter and the resulting backlog at the end of the quarter."

On April 26, 2011, **Nortek** issued, in a private placement, $500 million in aggregate principal amount of 8.50% Senior Notes (the "Notes") due 2021 and entered into a new 6-year $350 million Senior Secured term loan ("Term Loan") with an interest rate of LIBOR plus 4% with a LIBOR floor of 1.25%. The net proceeds of the Notes and Term Loan were used to refinance **Nortek's** $753 million of 11% Senior Secured Notes due 2013.

Mr. Bready added, "We are very pleased with the successful completion of the refinancing as it provides the company with approximately $22 million of annual cash interest savings and the capital structure to take advantage of any improvement in the residential and commercial markets which has been delayed due to the slow recovery in the overall economy."

On April 28, 2011, the Company, through wholly owned subsidiaries, acquired all of the stock of TV One Broadcast Sales Corporation, Barcom (UK) Holdings

Limited and Barcom Asia Holdings, LLC (collectively "TV One") for approximately $26.1 million. TV One sells a complete range of video signal processing products for the professional audio/video and broadcast markets. TV One will be included in the Company's Technology Products segment.

Nortek* is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products. **Nortek** offers a broad array of products, including: range hoods, bath fans, indoor air quality systems, heating and air conditioning systems, and technology offerings, including audio, video, access control, security and digital display mounting and mobility products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

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NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the first quarter ended	
	April 2, 2011	April 3, 2010
	(Dollar amounts in millions, except shares and per share data)	
Net Sales	$ 488.6	$ 430.9
Costs and Expenses:		
Cost of products sold	361.6	319.9
Selling, general and administrative expense, net	113.2	96.3
Amortization of intangible assets	11.9	10.5
	486.7	426.7
Operating earnings	1.9	4.2
Interest expense	(29.3)	(23.6)
Loss before benefit from income taxes	(27.4)	(19.4)
Benefit from income taxes	(6.3)	(6.0)
Net loss	$ (21.1)	$ (13.4)
Basic loss per share	$ (1.40)	$ (0.89)
Diluted loss per share	$ (1.40)	$ (0.89)
Weighted Average Common Shares:		
Basic	15,107,845	15,000,000
Diluted	15,107,845	15,000,000

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A) Nortek, Inc. ("Nortek") and all of its wholly-owned subsidiaries, collectively the "Company", is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments. Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The first three months ended April 2, 2011 ("first quarter of 2011") and April 3, 2010 ("first quarter of 2010") include 92 days and 93 days, respectively.

The accompanying unaudited condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Operating results for the first quarter ended April 2, 2011 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2011. The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued, May 12, 2011.

It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and notes included in the Company's latest quarterly report on Form 10-Q, its audited consolidated financial statements and the related notes included in the Company's latest annual report on Form 10-K and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission.

(B) Consolidated Cash Flow ("CCF") represents net earnings (loss) before interest, income taxes, depreciation, amortization and the effects of the Reorganization, including the effects of fresh-start accounting. The ACCF is defined as the CCF further adjusted to exclude certain cash and non-cash, non-recurring items. CCF and ACCF are not defined terms under GAAP. Neither CCF nor ACCF should be considered an alternative to operating income or net earnings (loss) as a measure of operating results or an alternative to cash flow as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate CCF and ACCF and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, CCF and ACCF do not include:

- interest expense, and, because the Company has borrowed money in order to finance its operations, interest expense is a necessary element of its costs and ability to generate revenue;
- depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue;
- income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of its costs and ability to operate; or
- certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

The Company presents CCF because it considers it an important supplemental measure of its performance and believes it is frequently used by the Company's investors and other interested parties, as well as by the Company's management, in the evaluation of companies in its industry, many of which present CCF when reporting their results. In addition, CCF provides additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, the Company's management believes that CCF facilitates operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

The Company believes that the inclusion of supplementary adjustments to CCF applied in presenting ACCF are appropriate to provide additional information to investors about the performance of the business, and the Company is required to reconcile net earnings (loss) to ACCF to demonstrate compliance with debt covenants. While the determination of appropriate adjustments in the calculation of ACCF is subject to interpretation under the terms of the 10% Senior Notes due 2018 (the "10% Notes") and 8.5% Senior Notes due 2021 (the "8.5% Notes"), management believes the adjustments described below are in accordance with the covenants in the 10% Notes and 8.5% Notes.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

The following table reconciles net earnings (loss) to CCF and ACCF for the trailing four quarters ended April 2, 2011 and April 3, 2010:

	(1)	(2)	(3)	Trailing Four Quarters Ended	
	Year Ended	For the first quarter of		(1)+(2)-(3)	
	Dec. 31 2010	2011	2010	Apr. 2, 2011	Apr. 3, 2010
	(Dollar amounts in millions)				
Net (loss) earnings	$ (13.4)	$ (21.1)	$ (13.4)	$ (21.1)	$ 628.0
(Benefit) provision for income taxes	(11.6)	(6.3)	(6.0)	(11.9)	68.5
Gain on reorganization items, net	—	—	—	—	(1,035.9)
Interest expense	95.7	29.3	23.6	101.4	124.5
Investment income	(0.1)	—	—	(0.1)	(0.1)
Depreciation and amortization expense	91.7	29.5	30.7	90.5	79.1
Consolidated Cash Flow	$ 162.3	$ 31.4	$ 34.9	$ 158.8	$ (135.9)
Pre-petition reorganization items (a)	—	—	—	—	22.5
Management fees (b)	—	—	—	—	0.5
Investment income	0.1	—	—	0.1	0.1
Non-recurring cash charges (c)	2.4	—	—	2.4	1.1
Other non-recurring items (d)	(3.0)	—	2.0	(5.0)	2.9
Non-cash impairment charges (e)	—	—	—	—	285.2
Share-based compensation expense	2.8	0.4	0.6	2.6	0.7
Net foreign exchange (gains) losses (f)	(0.3)	(0.2)	(0.8)	0.3	(2.2)
Restructuring (g)	5.2	2.0	0.3	6.9	3.9
Pro-forma effect of acquisitions (h)	36.1	—	5.6	30.5	—
Adjusted Consolidated Cash Flow	$ 205.6	$ 33.6	$ 42.6	$ 196.6	$ 178.8

(a) Relates to pre-petition advisory and other fees related to the reorganization of the Company's capital structure.

(b) Relates to the management agreement between Nortek and Nortek Holdings, Inc. and an affiliate of Thomas H. Lee Partners, L.P. providing for certain financial and strategic advisory and consultancy services which was canceled as part of the Company's December 2010 bankruptcy organization.

(c) Relates to miscellaneous non-recurring items which are limited by the covenants as defined in the indenture governing the 10% Notes.

(d) For the trailing four quarters ended April 2, 2011 includes a gain of approximately $5.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of the Company's subsidiaries in the TECH segment.

For the trailing four quarters ended April 3, 2010 includes (1) reserves of approximately $5.0 million related to one of the Company's subsidiaries in the HTP segment, (2) a gain of approximately $3.9 million related to the Company's revised estimate of a loss contingency related to an indemnification of a lease guarantee, (3) a reserve of approximately $1.6 million related to certain assets of the Company's foreign subsidiaries, (4) approximately $1.5 million of expense related to early lease termination charges, (5) gains on the favorable settlement of certain litigation proceedings of approximately $0.7 million, and (6) a gain of approximately $0.6 million related to the gain on the sale of assets related to one of the Company's foreign subsidiaries.

(e) Includes non-cash goodwill impairment charges as well as non-cash write-downs of certain of the Company's foreign subsidiaries.

(f) Non-cash foreign exchange gains related to intercompany debt not indefinitely invested in the Company's subsidiaries.

(g) Includes severance charges associated with reduction in workforce initiatives and charges related to the closure of certain of the Company's facilities.

(h) Includes the pro-forma effect of the Company's acquisitions of Ergotron and Luxor as if each acquisition had occurred on the first day of the four-quarter reference period. On December 17, 2010, the Company acquired the stock of Ergotron and on July 6, 2010, the Company acquired all of the issued and outstanding membership interests of Luxor.